Exhibit 99.1

Tele2 Russia selects Orckit-Corrigent for TDM migration in mobile backbone network

Russian leading system integrator Technoserv deploys Orckit-Corrigent
CM-4000 Carrier Ethernet + Transport switches in a large metropolitan area

Tel-Aviv, Israel. November 25 2010 – Orckit Communications Ltd. (NasdaqGM: ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced deployment of its CM-4000 products in a large metropolitan area in Russia. The CE+T aggregation network is deployed by Russian leading system integrator Technoserv for Tele2 Russia's mobile backbone network.

“Tele2 Russia continues to scale up its regional coverage, number of subscribers and network capacity,” said Mr. Ritvars Krievs, Chief Technical Officer at Tele2 Russia. “Our network upgrade includes MPLS technologies that can carry existing TDM services together with growing packet services at low equipment and operational costs. This is being done with the innovative and affordable products from Orckit-Corrigent,” Mr. Krievs concluded.

In October 2010, Tele2 announced its Russian subscriber growth: 267,000 new subscribers during August of which 158,000 subscribers in new regions. Tele2 Russia has in total 17.9 million subscribers.

“Technoserv is pleased to provide Tele2 Russia economical and future proof networking solutions,” said Mr. Borodyansky, CIS Director at Technoserv. “We strengthen our telecommunication and mobile portfolio with additional Carrier Ethernet Transport solution delivered by Orckit-Corrigent CM-4000 products. Orckit-Corrigent's team demonstrated an agile and professional approach, combined with exceptional technology expertise, and we look forward to leveraging our cooperation in Russia and the CIS,” Mr. Borodyansky concluded.

“Orckit-Corrigent is pleased to serve Tele2 Russia and partner with Technoserv to enable next generation mobile networks,” said Mr. Izhak Tamir, Co-Founder, Chairman of the Board and President at Orckit. “To better serve our business in Russia and the CIS, we are strengthening our local presence with a new office and additional human resources in Moscow.” Mr. Tamir affirmed. “We continue to develop the best available solution for TDM migration to a unified MPLS networking environment. Tele2 Russia can now carry any type of PDH and SDH traffic over 10 Gigabit Ethernet networking infrastructure,” Mr. Tamir concluded.

Orckit-Corrigent CM-4000 CE+T metro aggregation switches are based on MPLS and MPLS-TP technologies and specialized in Carrier Ethernet services and any low rate and high rate TDM services migration to a future proof, standard and interoperable packet-based networking backbone.

About TELE2 Russia
The first Tele2 network In Russia was launched in 2003. Today Tele2 Russia has over 17 million subscribers in 37 regions of Russia, including St. Petersburg and Leningrad region, as well as Archangelsk, Murmansk, Novgorod region, Republic of Komi, Vladimir, Kirov, Smolensk, Tver, Kursk, Voronezh, Belgorod, Lipetsk, Bryansk, Orel, Tula, Tambov, Nizhniy Novgorod, Rostov region, Krasnodar Territory and Adygeya Republic, Udmurtia Republic, Karelia Republic, Kostroma, Kaluga, Ryazan, Chelyabinsk, Omsk, Tomsk, Novosibirsk, Vologda, Pscov, Kaliningrad and Kemerovo regions.

TELE2 is one of Europe’s leading alternative telecom operators. Tele2's mission is to provide affordable and easy connectivity for everyone at anytime. Tele2 always strives to offer the market's best prices. Tele2 has 29 million customers in 11 countries and offers mobile services, fixed broadband and telephony, data network services, cable TV and content services. Tele2 has been listed on the OMX Nordic Exchange since 1996. In 2009, Tele2 had net sales of SEK 39.5 billion and reported an operating profit (EBITDA) of SEK 9.4 billion.

About Technoserv
Technoserv is the leading provider of products and technologies and the largest Russian company dedicated to system integration, IT-services and engineering facilities. Technoserv was founded in 1992 to market, install and support big computer systems. Now company’s solutions span various areas of IT-industry and engineering including IT-infrastructure, networking, storage systems, data management, printing, IT-audit, consulting and outsourcing. For over 15 years Technoserv has worked to deliver top-value IT-products, solutions and services to Russian business.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.

Orckit was founded in 1990 and went public in 1996. Orckit is listed on both NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.